SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 1025th BOARD OF DIRECTORS' MEETING

On November 11, 2024, at 1:00 p.m., the members of the Company’s Board of Directors met at the call of the Chair of the Board of Directors, Karla Bertocco Trindade, on an ordinary basis, according to the main section and paragraph 5 of Article 15 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the City and State of São Paulo, to resolve on the agenda below. The presence of Ms. Elizabeth Melek Tavares, Lawyer, was recorded.

(...)

Then, the Chair of the Board of Directors offered the floor to the CEO, Carlos Augusto Leoni Piani, and the Chief Financial Officer and Investor Relations Officer, Daniel Szlak, to present item 3 on the agenda, based on the Executive Summary dated 11/11/2024, and the PowerPoint presentation, all of which made available on the meeting electronic platform. After being discussed, the matter was voted on, according to the provisions of article 16, item XVI, of the Company’s Bylaws, unanimously approving the contracting of financing (“Financing”), totaling R$1,060,000,000.00 (one billion and sixty million reais), with the International Finance Corporation (“IFC”), an institution of the World Bank, under the following terms and conditions:

1.	Borrower: Companhia de Saneamento Básico do Estado de São Paulo – Sabesp.

2.     Creditor: International Finance Corporation – IFC.

3.     Type/Currency: external financing, denominated in Brazilian Reais (BRL-linked), which can be structured under “Sustainability-Linked Loan”.

4.     Value of the Financing: R$1,060,000,000.00 (one billion and sixty million reais).

5.     Guarantee: credit operation with the signature of promissory notes, with no other guarantees.

6.	Withholding Income Tax: exempt.

7.     Term and Grace Period: up to 10 (ten) years, with a grace period of up to 24 (twenty-four) months.

8.	Interest Payment: semi-annual.
9.	Amortization Payment: semi-annual.

10.   Use of Resources: investments in basic sanitation infrastructure incurred regarding SES Perus (West and East System) and the Guarulhos Vertentes 2 and 3, in São Paulo Metropolitan Region, related to the Integra Tietê program, to increase sewage treatment and improve the water quality of the Tietê River in the City of São Paulo.

11.	Interest Rate: 100% of CDI, plus a spread of up to 1.35% p.a., to be defined upon the request of disbursement, based on the “back to back” transaction. The spread can be reduced upon the achievement of sustainable development goals to be agreed upon.

12.	Commissions:
•	One-time front-end Fee: 1.00% on the value of the Financing;
•	Commitment Fee: 1.00% p.a. on the principal non-disbursed or canceled portion of the Financing;
•	One-time front-end Appraisal Fee: up to US$75,000.00 (seventy-five thousand dollars); and
•	Supervision Fee: up to US$15,000.00 (fifteen thousand dollars) p.a., with no charges applied in cases of overlap with the periods already covered under the financing agreements executed with IFC on June 27, 2022 and June 14, 2023, respectively, as amended.
13.	Financial Covenants:
•	Net Debt / Adjusted EBITDA ≤ 3.50x; and
•	Interest Coverage Ratio ≥ 2.35x.

14.   Applicable Law and Jurisdiction: New York law, jurisdiction of the New York courts.

The Board of Directors has also authorized, under the legal and statutory provisions, that the Executive Board practices any acts related to the Financing, including, but not limited to:

a.	Negotiating, contracting, and executing the Financing with IFC, under the aforementioned conditions;
b.	Taking any measures that, at its discretion, are necessary or desirable for the contracting and execution of the Financing;
c.	Signing contracts and documents related to the execution of the Financing, such as the “Mandate Letter”, “Loan Agreement”, “Promissory Notes”, "Certificate of Incumbency and Authority", "Officer Certificates", "Letter to Borrower's Auditors", and "Request for Disbursements", among others, including the conditions it deems as appropriate, issuing certificates, making statements, and providing guarantees (Representations and Warranties), as applicable, signing any other contracts (including, but not limited to, with service providers necessary under the Financing), and providing information and documents related and necessary to the Financing, and
d.	Contracting, appointing, and approving a process agent (“Process Agent”).

For the development and execution of the Financing, it is hereby approved the limit for (i) reimbursable expenses to IFC of up to US$365,000.00 (three hundred and sixty-five thousand dollars), (ii) expenses directly incurred by the Company, of R$750,000.00 (seven hundred and fifty thousand reais), as well as (iii) the joint payment of commissions described in item 12 above and under RCs 11370298, 11370358, and 11370299.

Finally, the Board of Directors ratified all the acts previously taken related to the Financing.

(...)

There being no other pronouncement, the Chair of the Board of Directors, Karla Bertocco Trindade, adjourned the meeting for the drawing up of these minutes, which were read, approved, and signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors, and by the attending Board members. ALEXANDRE GONÇALVES SILVA, ANDERSON MARCIO DE OLIVEIRA, AUGUSTO MIRANDA DA PAZ JUNIOR, CLAUDIA POLTO DA CUNHA, GUSTAVO ROCHA GATTASS, KARLA BERTOCCO TRINDADE, MATEUS AFFONSO BANDEIRA, TIAGO DE ALMEIDA NOEL, TINN FREIRE AMADO.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, November 11, 2024.

Karla Bertocco Trindade	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 26, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.